Exhibit 16



September 21, 2000

Securities and Exchange Commission
Washington, D.C.  20549
USA

Ladies and Gentlemen:

We were previously principal accountants for First Ecom.com, Inc. and, under the date of February 28, 2000, except for note 10 which is as of March 20, 2000, we reported on the consolidated financial statements of First Ecom.com, Inc. and subsidiaries as of December 31, 1998 and 1999 and for the year ended December 31, 1999, the period from September 16, 1998 (date of inception) to December 31, 1998, and the period from September 16, 1998 (date of inception) to December 31, 1999. On today, we resigned as principal accountants. We have read First Ecom.com, Inc.'s statements included under Item 4(a) of its Form 8-K dated September 21, 2000, and we agree with such statements, except that we are not in a position to agree or disagree with First Ecom.com Inc.'s statement that the decision to change accountants was approved by the Board of Directors.

Very truly yours,

(Signed)KPMG